Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

            Attention Business Editors:
            Patch International Inc. Director resigns

            CALGARY, July 14 /CNW/ - Patch International Inc. (OTCBB:PTCHF) (the
"Corporation") announces that, effective July 13th, 2009, Rod Maxwell has resigned from the Board of Directors of Patch. The Company would like to thank
Mr. Maxwell for his contributions and assistance with the Corporation. The
Board has 2 members following his resignation.

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            THIS RELEASE. The TSX Venture Exchange does not accept responsibility
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            >>

            %SEDAR: 00026026E          %CIK: 0001064481

            /For further information: Patch International Inc., Suite 700, 520, 5th
Avenue SW, Calgary, Alberta, T2P 3R7, (403) 441-4390, Email:
info(at)patchenergy.com/
            (PTCHF)

CO:  Patch International Inc.

CNW 16:00e 14-JUL-09